JLB & Associates, Inc.
Investment Counsel
44670 Ann Arbor Road, Suite 190
Plymouth, MI  48170
www.jlbinvest.com
•Phone (734) 454-9191,  (800) 373-3810   •Fax (734) 454-9194   •Mobile (734) 834-4793
•Jim Sr: jlb@jlbinvest.com  •Jim Jr: jim@jlbinvest.com  •Janet: jmc@jlbinvest.com  •Chris: crs@jlbinvest.com

CODE OF ETHICS

2012

Personal Investment Activity

Introduction

JLB & Associates, Inc. (JLB) has a fiduciary duty to its Clients that requires individuals associated with JLB to act for the benefit of its Clients.  Potential conflicts of interest may arise in connection with the personal trading activities of JLB personnel.  This Policy establishes standards and procedures designed to prevent improper personal trading, to identify conflicts of interest, and to provide a means to resolve actual or potential conflicts of interest.

In addition to its specific prohibitions, this Policy prohibits conduct made unlawful under the Investment Company Act of 1940 (the “1940 Act”).  It is unlawful for a person to take the following actions in connection with the purchase or sale, directly or indirectly, by the person of a security held or to be acquired for or on behalf of the clients of JLB:

To employ any device, scheme, or artifice to defraud a client

To make any untrue statement of a material fact to a client or omit to state a material fact necessary in order to make the statements made to the client, in light of the circumstances under which they are made, not misleading

To engage in any act, practice, or course of business that operates, or would operate, as a fraud or deceit on a client

To engage in any manipulative practice with respect to a client

JLB requires that its personnel adhere to this Policy as a basic condition of employment.  If any question arises about the propriety of any activity, the Chief Compliance Officer or other responsible JLB personnel should be contacted.

Priority of Transactions

In accordance with Standard IV (B.4) – Priority of Transactions, The Code of Ethics and The Standards of Professional Conduct of the CFA Institute, it is the policy of JLB that transactions for Clients shall have priority over transactions in securities or other investments of which an officer, employee, or related person, is the beneficial owner so that such transactions do not operate adversely to the interests of the clients of JLB.

When officers or employees make a recommendation regarding the purchase or sale of a security or other investment, they shall give the client adequate opportunity to act on the recommendation before acting on their own behalf.  More specifically, when the common stock of a company is first denoted as a “buy” on the 200 Common Stock Universe, no purchase for the benefit of any employee may be executed until the expiration of the five- week review period further specified herein under Portfolio Reviews.  Once the initial period of prohibited purchases has passed, however, employee purchases of securities may be executed without further prohibition.  For example, if sometime following the five-week period JLB should acquire a new client, such event should not prevent the purchase of any security by an employee unless, as stated above, such purchase would operate adversely to the interest of such client.

When a decision is made to sell all holdings of a security, either immediately or in a series of sales, commonly referred to as “average out”, no employee shall engage in any such sale or sales for his direct or indirect benefit until such sale or sales have first been executed for all clients.  No such prohibition shall apply, however, when sales of securities for clients are executed, for example, to rebalance a client portfolio by reducing over-weighted positions, or to raise cash for a distribution, or any such similar reason not applying to all clients coincidentally.

Pre-Clearance – IPOs and Limited Offerings

All employees must receive pre-approval by the Compliance Officer of investments in IPOs and Limited Offerings.

Recordkeeping

The rules under the Investment Advisers Act of 1940 (the “Act”) require that certain records be maintained regarding Personal Transactions.  In particular, Rule 204-2 is incorporated herein by reference and with emphasis on paragraphs 12 and 13.  To ensure compliance with the Act regarding personal transactions the Compliance Officer shall complete a review of the securities transactions of each employee following the close of each calendar quarter, such examination to be completed no later than thirty calendar days thereafter following.  A corporate officer of JLB, not to include the Compliance Officer, shall examine the securities transactions of the Compliance Officer in the same manner.  To expedite such reviews, the electronic records included in PortfolioCenter together with the record of transactions in the electronic worksheet file, or other such pertinent records shall be examined.  Each employee shall be required in writing to attest to the completeness, accuracy and entirety of such records.  A written “Summary of Personal Securities Transactions” shall be maintained to include the names of the employees reviewed, the dates of such reviews and comments detailing any violations.  Each summary shall be retained for a period of not less than five years.  All access persons employed currently, or in any other way associated as an access person with JLB are identified in the last page attached hereto.

Reporting Requirements

In addition to the quarterly “Summary of Personal Securities Transactions, “the following reports shall be completed by each employee:

An Initial Holdings Report shall be submitted no later than ten days after becoming an employee, such information contained therein to be current as of not more than thirty days prior to the date of submission.

An Annual Holdings Report shall be submitted, such information contained therein to be current as of not more than thirty days prior to the date of submission.

Both the Initial Holdings Report and the Annual Holdings Report shall contain the following information:

The date of transaction, the title, exchange ticker or CUSIP number, interest rate or maturity rate, number of shares, and principal amount of each security in which the employee had any direct or indirect beneficial ownership

The nature of the transaction (i.e. purchase, sale or any other type of acquisition or disposition), price of the security at which the transaction was effected, the name of any broker, dealer or bank with which the employee maintained an account in which any securities were held for the direct or indirect benefit of the employee.

Distribution

Each new employee of JLB shall be required to acknowledge in writing the receipt of this Code of Ethics; and must similarly acknowledge any amendments thereto.

EMPLOYEE  ROSTER AS OF 1/1/2012

James L. Bashaw
James E. Bashaw
Christopher R. Szydlowski
Janet M. Charter
Dorothy E. Bashaw